Determination of the Fair Values and Remaining Useful Lives of the Intangible Assets of

Aventis Pharmaceuticals Puerto Rico

As of:

March 31, 2005

==========================

Prepared for

Inyx, Inc.

757 Third Avenue
New York, NY 10017
Tel: 1.212.896.1800
Fax: 1.646.428.3721

www.bearingpoint.com

July 21, 2005

PRIVATE & CONFIDENTIAL
Mr. Jack Hamerski
Chief Financial Officer
Inyx, Inc.
4141 Yong Street, Suite 205
Toronto, ON M2P 2A8
Canada

Dear Mr. Hamerski:

The Valuation Services Practice of BearingPoint, Inc. (“BearingPoint”) was retained to assist Inyx, Inc. (“Inyx” or the “Client”) in determining the Fair Values and the remaining useful lives of the identified intangible assets (the “Subject Assets”) acquired as part of Inyx’s acquisition of Aventis Pharmaceuticals Puerto Rico (“Aventis-PR” or the “Company”) as of March 31, 2005 (the “Valuation Date”). This study was performed in accordance with the objectives, scope and approaches described in our proposal to Inyx dated December 10, 2004. We understand that our study is to be used by Inyx’s management for financial reporting purposes only. Except as specifically described above, no other use of our valuation is intended or should be inferred. Our findings are in compliance with Statement of Financial Accounting Standards No. 141 (“SFAS 141”).

This letter summarizes the findings of our study. The accompanying report and exhibits provide a detailed explanation of our analysis. Our conclusions are subject to the Limiting Conditions and Assumptions included as Appendix A to our report.

Taking into account all that was developed through our study, it is our opinion that the fair values and the remaining useful lives of the Subject Assets, as of the Valuation Date, were as follows:

Summary of Value Recommendations

	Indicated	Useful
(In thousands of dollars)	Value	Life

Intangible Asset
Contracts	$4,700	3 Years
Customer Relationships	$17,100	10 Years

Total Intangible Asset (Rounded)	$21,800

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

The attached report describes an overview of the Company, the scope of our services, the approaches we have followed to value the intangible assets and the results of our analysis. The results of our study and the basis for our conclusions are subject to the attached Limiting Assumptions.

Statement of Qualification and Disinterest

This report has been prepared under my direction. I am a Managing Director in the Valuation Services Practice and I am authorized to conduct valuation studies. If you have any questions or comments regarding this report please contact Chris Franzek at (212) 896-4118 (chris.franzek@bearingpoint.com) or me at (773) 867-4640 (robert.mcmahon@bearingpoint.com).

BearingPoint has no present or contemplated future interest in Inyx or any other interest that might prevent us from performing an unbiased valuation. We thank you for the opportunity to assist you on this project.

Very truly yours,
BearingPoint, Inc.

Robert V. McMahon
Global Practice Leader
Valuation Services Practice
Managing Director

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

TABLE OF CONTENTS

INTRODUCTION	1

BACKGROUND	3

INDUSTRY OVERVIEW	5

GENERAL ECONOMIC OVERVIEW	7

GENERAL VALUATION METHODOLOGY	9

VALUATION OF CONTRACTS	11

VALUATION OF CUSTOMER RELATIONSHIPS	13

CONCLUSION	16

Appendix A:	Limiting Assumptions

Exhibit 1:	Historical Income Statements and Balance Sheet

Exhibit 2:	Valuation of Contracts

Exhibit 3:	Valuation of Customer Relationships

Exhibit 4:	Determination of Weighted Average Cost of Capital

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Introduction

Purpose of the Report

The Valuation Services Practice of BearingPoint, Inc. (“BearingPoint”) was retained to assist Inyx, Inc. (“Inyx” or the “Client”) in determining the Fair Values and the remaining useful lives of the identified intangible assets (the “Subject Assets”) acquired as part of Inyx’s acquisition of Aventis Pharmaceuticals Puerto Rico (“Aventis-PR” or the “Company”) on March 31, 2005 (the “Valuation Date”).

We understand that our study is to be used by Inyx’s management for financial reporting purposes. Except as specifically described above, no other use of our valuation is intended or should be inferred. This report sets forth our conclusions, the methodologies we used, and the factors we considered in formulating our opinion.

Definition of Fair Value and Factors Considered

Statement of Financial Accounting Standards No. 141 requires that purchasers allocate the total consideration paid in an acquisition to the Fair Value of the acquired company’s identifiable assets and liabilities. Any remainder of consideration above the Fair Value of identifiable net assets acquired is to be allocated to goodwill.

According to SFAS 141, the standard of value to be used in the application of purchase accounting rules is Fair Value. In compliance with the premise of Fair Value, our analysis reflects assumptions that would be made by market participants if they were valuing each identified asset on a piecemeal basis.

For purposes of this study, fair value is defined as:

“the amount at which an asset (or liability) could be bought (or incurred) or sold (or settled) in a current transaction between willing parties, that is, other than in a forced or liquidation sale.”

We have determined the Fair Values of the Subject Assets on a continued-use basis as a going concern business.

In our study, we:

•	Interviewed Inyx’s and Aventis-PR’s managements to augment our knowledge of Aventis-PR and the Subject Assets including:

•	Jack Hamerski, Chief Financial Officer; and

•	Rima Goldschmidt, VP of Finance;

•	Reviewed Aventis-PR’s historical and projected financial statements, including a closing balance sheet as of the Valuation Date and financial summary of the total consideration paid for Aventis-PR;

•	Reviewed analyses of Aventis-PR’s customer base;

•	Conducted independent research on the industry in which Inyx and Aventis-PR compete and their competitors; and

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

•	Considered other pertinent information.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Background

Inyx, Inc.

Inyx, Inc. is a specialty pharmaceutical company specializing in aerosol drug delivery technologies and products for the treatment of respiratory, allergy, dermatological, topical and cardiovascular conditions. Focusing on both prescription and over-the-counter pharmaceutical products, Inyx provides specialty pharmaceutical development and production consulting services to the international healthcare market. In addition, Inyx is developing its own proprietary products to be marketed by selected clients and strategic partners, which include some of the world’s largest pharmaceutical companies.

Inyx’s client base primarily consists of major pharmaceutical corporations, branded generic pharmaceutical companies and biotechnology firms. Inyx manufactures for a majority of global markets, including: North America, Europe, Latin and South America, the Middle East and Asia.

Inyx’s aerosol drug delivery expertise and technologies include:

•	Experience and technology in the conversion from chlorofluorocarbon (“CFC”) to CFC-free aerosol pharmaceutical products. This conversion is mandated by the Montreal Protocol, an international agreement signed by 188 nations banning the use of ozone-depleting CFC pharmaceuticals by 2010. CFCs are already banned in pharmaceutical products in Europe, Canada, Japan and many other countries; the United States is expected to start implementing the ban in coming years.

•	Expertise and proprietary technology in hydrocarbon aerosol pharmaceutical product development and production for dermatological and topical applications. There is as an increasing trend to convert conventional cream or lotion treatments into aerosol foam or mousse formulations, which better penetrate the skin and, in turn, provide medication faster and do not leave a greasy residue on skin or clothing as is common with traditional ointments.

•	A patented, novel platform technology to improve the delivery of inhalation-therapy drugs across a broad spectrum of treatments to respiratory conditions and also acute and systemic pain management. There is increasing interest in drug delivery through the lungs, which is faster than conventional orally administered pills because of bypassing the digestive tract, like an injection. However, with inhalation delivery there is no pain or patient reluctance associated with needle use. Inyx’s technology utilizes a lipid-binding matrix for enhancing the aerosol delivery of both single molecule and combination drugs. The lipid-binding technology overcomes molecular structural incompatibility problems to enable aerosol delivery of two molecules simultaneously. Further, the use of combination drug therapy is an increasing trend in medicine.

Aventis-Puerto Rico

Aventis-PR’s operations in Manati consist of a pharmaceuticals production center, manufacturing non-ozone-depleting Hydrofluoroalkane (“HFA”) gas propelled pharmaceutical products, drug inhalation-therapy treatments, and hydrocarbon foam dermatology and topical formulations. Manati operations include five buildings totaling approximately 140,000 square feet and extending over 9.5 acres. These

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

facilities are currently cGMP 1 compliant and also compliant with the U.S. Food and Drug Administration (“FDA”) and the United Kingdom equivalent Medicines Agency (“MHRA”). There are approximately 140 employees at the Manati complex.

Please refer to Exhibit 1 for detailed financial statements data of Aventis-PR.

Transaction

On March 31, 2005, Inyx acquired certain assets and business of Aventis-PR, from Aventis Pharmaceuticals, Inc., a wholly-owned subsidiary of Sanofi-Aventis Group, for approximately $20.0 million. This acquisition provides Inyx with a strategic operations center in the United States complementing their development and manufacturing facilities located in the United Kingdom. Furthermore, Aventis-PR provides Inyx with the opportunity to better serve markets in the U.S. and Canada as well as in Latin and South America. According to Inyx management, this acquisition is expected to significantly increase Inyx in operating size and scope, especially given a combination of existing several multi-year production contracts and new business opportunities.

In addition, this acquisition also provides Inyx with favorable tax incentives from Puerto-Rican operations, including a corporate income tax rate between 2 percent and 7 percent for 15 years.

Aventis-PR will be operated under Inyx’s newly formed, wholly owned subsidiary, Inyx USA, Ltd.

1	current Good Manufacturing Practice

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Industry Overview

The importance of the implementation of drug delivery technologies into new drug products has recently risen considerably. The drug delivery industry is experiencing a growth rate of approximately 15% per annum, which is approximately double the growth of the overall pharmaceutical industry.

Various reasons, including innovative technology and economic issues, are contributing to the success of the drug delivery industry. In particular the administration of drug products via the nasal and pulmonary route offers the opportunity to open a new market. Traditionally the nasal and pulmonary routes have been suitable to administer locally acting drugs. Classic nasal and pulmonary therapies include the treatment of rhinitis, allergies or asthma and other lung diseases. Recently both administration routes (nasal and pulmonary) are being utilized more for the application of systemically acting drugs.

Pulmonary Drug Delivery Systems

Today, roughly 20% of drug delivery products are administered via the pulmonary route. In contrast to the nasal route, where increasing attention is being paid to systemic acting products, inhalation products predominantly focus on locally acting products to treat asthma, chronic obstructive pulmonary disease and other lung diseases. Two totally different facts are likely to be the reasons. The first reason is that devices that met the highest performance requirements of the pharmaceutical industry were previously unavailable. The second reason is that regulatory authorities are strongly scrutinizing the fact that certain compounds are not usually intended to be deposited in the lungs.

The metered dose inhalers (“MDI”) have been used for inhalation therapy for approximately 30 years. MDIs use propellants to aerosolize and discharge a solution or suspension. In accordance with the Montreal protocol to phase out chlorofluorocarbons, the latest MDIs are using alternative propellants based on hydrofluorocarbons (“HFA”). Nevertheless, the major disadvantage of MDIs is the problem of the synchronizing the inhalation act and the actuation of the device. Additionally the high-speed spray provokes a major portion of the drug product to impact in the throat. However, the latest technical improvement – breath actuation — should overcome the impact problem.

Dry powder inhalers (“DPI”) are where the greatest development activity has been focused in recent years. In comparison to MDIs, the DPIs are passive devices. The administration of the drug product relies on the inhalation act of the patient. Because DPIs addresses the problems of the MDIs it is expected that they will capture a significant portion of the current MDI market. Surprisingly only a small proportion of DPI devices are reaching the commercial stage. An explanation might be found in the interaction of device and formulation. The development of a general device, which is applicable in combination with all kinds of powder formulations, seems to be related to this lack of success. For a successful development and marketing of a dry powder inhaler, it is crucial to adapt the device function and performance to the properties of the powder and vice versa.

Industry Forecast

The current estimated size of the pulmonary delivery technology industry is expected to be $22.6 billion in 2005. By 2013, the global pulmonary delivery market is expected to grow to $40 billion (a 7.5% compound average growth rate) reflecting customer expectations for simple drug delivery methods to

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

replace injections and pills. This strong growth supports Inyx’s expectations for rapid future growth from both Aventis-PR’s current client base and from future clients.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

General Economic Overview

According to advance estimates released by the Department of Commerce’s Bureau of Economic Analysis, Real Gross Domestic Product (“GDP”), the output of goods and services produced by labor and property located in the United States, increased at an annualized rate of 3.1 percent during the fourth quarter of 2004. This is the thirteenth consecutive quarterly rise in GDP subsequent to the 2001 recession. Many economists had expected a more favorable increase in GDP on the order of 3.5 percent. Experts acknowledge that a slower buildup in inventories by businesses and relatively lower levels of government spending were partially to blame for the soft GDP figure. However, the main contributor to the deceleration in the fourth quarter was the nation’s mounting trade deficit. Annualized growth in GDP for the third quarter of 2004 was revised to 4.0 percent, higher than the advance estimate of 3.7 percent.

The growth in real GDP in the fourth quarter reflected increases in personal consumption expenditures, equipment and software, private inventory investment, and government spending. Net export activity continued to represent a drag on GDP. While GDP did not expand as fast as expected in the fourth quarter, economists note that GDP for all of 2004 grew 4.4 percent, representing the nation’s most favorable economic performance since 1999. Economists expect GDP expansion in 2005 to approximate a 3.6 percent, a modest but healthy growth rate which assumes stabilization of oil prices and a shrinking trade deficit.

At its December meeting, the Fed raised the federal funds rate and the discount rate by 25 basis points to 2.25 percent and 3.25 percent, respectively, after similar increases of 25 basis points at its November meeting. The increases marked the continuation of a planned gradual elevation in rates to a neutral policy rate of approximately 3.0 percent based on prevailing inflation rates. The information available to the Fed at these meetings indicated that output was continuing to expand and labor market conditions were improving while inflation was generally controlled. The Fed issued almost identical statements from the meetings which indicated that the upside and downside risks for inflation were balanced.

The Conference Board (“TCB”) reported that the Composite Index of Leading Economic Indicators (“LEI”), the government’s primary forecasting gauge, increased 0.2 percent in December to 115.4, after a decrease of 0.3 percent in October and an increase of 0.3 percent in November. The November increase ended five consecutive decreases in the index since June. This five-month decline was preceded by fourteen consecutive increases in the index, beginning in March 2003. The index attempts to gauge economic activity six to nine months in advance. Multiple consecutive moves in the same direction are said to be indicative of the general direction of the economy. Four of the ten leading economic indicators rose during December. Positive contributors to the LEI included consumer expectations, stock prices, real money supply, and average weekly initial claims for unemployment insurance. Collectively, these positive contributions to the LEI eclipsed the negative contributors (largest to smallest) including vendor performance, interest rate spread, manufacturers’ new orders for non-defense capital goods, building permits, and manufacturers’ new orders for consumer goods and materials. Average weekly manufacturing hours remained flat in December. In December, the Coincident Index increased 0.3 percent and the Lagging Index remained flat. The TCB noted that the November and December leading index increases, which followed five months of declines, appear to be a continuation of the general expansion underway since March 2003.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Although fourth quarter economic growth was slower than anticipated, near-term economic growth expectations point towards a continuation of the expansion which began in late 2001 and picked up momentum during the second half of 2003. According to a semiannual survey of 56 forecasters polled by The Wall Street Journal, GDP is projected to grow at a 3.6 percent rate in 2005. However, this same group projected 4.0 percent growth in real GDP for the fourth quarter which has initially come in at only 3.1 percent. Economists generally expect slightly better than average growth, controlled inflation, and modest increases in interest rates. Many of those forecasted voiced concerns over low household savings rates and the ballooning trade deficit, but these problems are not expected to curtail expansion in 2005. In fact, it is widely assumed that the weakened dollar will entice foreign countries to purchase relatively cheaper U.S. goods, a move that could bolster GDP.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

General Valuation Methodology

A.	Overview

In our study, we considered the three classical approaches to value: the Income, Cost, and Market Approaches. The following is an overview of these approaches.

•	The Income Approach is based upon the estimated future income streams associated with a specific business, business ownership interest, security or asset considering its estimated remaining life, the average annual rate of return anticipated and market rates of return. To develop an opinion of the present value of the future benefits of the asset’s ownership, the income streams are discounted using a required rate of return that reflects both general risks and those specific to the asset in question.

•	The Market Approach yields a value indication of a business, business ownership interest, security or asset using one or more methods that compare the subject interest either to similar interests recently sold or to the asking prices of similar interests offered for sale. Adjustments are made based on the characteristics and relative performance of these interests being compared to the sales price. A basic assumption to this approach is that market transactions are conducted between willing buyers and willing sellers at arm’s length.

•	The Cost Approach is based on the current cost to recreate or duplicate an asset less an appropriate allowance for a decrease in value due to the passage of time or obsolescence. Incorporated in the cost approach is the economic principle of substitution which states: An informed purchaser would pay no more for a property than the cost of purchasing or producing a substitute property with the same utility as the property valued.

B.	Selected Methodology

Each of the approaches described previously may be used to develop an indication of the Fair Value of the assets; however, the appropriateness of these approaches varies with the type of asset being valued and the availability of data.

The following table summarizes the valuation methodologies used in the valuation analysis of the Subject Assets.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Summary of Selected Methodologies

Intangible Asset	Comments

Contracts and Customer Relationships	BearingPoint utilized the forecast provided by Inyx’s management as a base and discounted the free cash flow streams to obtain a present value for the customer related intangible assets. We distinguish between the Contracts and Customer Relationships by defining Customer Relationships as revenues from current customers that are not explicitly captured under contract. Inyx indicated that other prospective acquirers of Aventis-PR (i.e., market participants) would have developed similar forecasts and would expect to realize similar sales and profitability levels. BearingPoint confirmed that the resulting forecasts utilized in our analysis did not include buyer specific synergies. In evaluating these forecasts, BearingPoint considered the life cycle, including growth, maturity and decline of these customer-related intangibles.

Assembled Workforce	As of the Valuation Date, there were approximately 140 salaried employees at Aventis-PR. Although the assembled workforce is not defined as an intangible asset under FAS 141, its value is calculated as part of a contributory asset charge against applicable cash flows.

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

Valuation of Contracts

A.	General Description

At the Valuation Date Aventis-PR had contracts with pharmaceutical firms that outsourced the production of certain drugs to Aventis-PR. At the Valuation Date, these relationships contracts were valuable to Aventis-PR and any market participant looking to acquire Aventis-PR. While Aventis-PR’s principal focus was manufacturing products for Sanofi-Aventis, it also manufactured products for two other third parties as well: King Pharmaceuticals (“King”) and KOS Pharmaceuticals (“KOS”), though, of the two, only KOS had an open contract with Aventis-PR at the Valuation Date. While Saonfi-Aventis scheduled most of Aventis-PR’s production to be moved to other Sanofi-Aventis production sites after the acquisition, Inyx retained contracts to continue to produce three lines of pharmaceuticals for Sanofi-Aventis. KOS and Sanofi-Aventis contracts are summarized below:

Contract	Drug	Length of Contract

Sanofi-Aventis	Klaron	Through 2007
Sanofi-Aventis	Benzagel	Through 2007
Sanofi-Aventis	Sulfacet	Through 2007
KOS Pharmaceuticals	Azmacort	Through 2007

For the purposes of this analysis, the contracts were grouped by customer.

B.	Derivation of Value

In determining the Fair Value of the contracts, the Income Approach was utilized. The primary assumptions applied in valuing trademarks and trade names are summarized below:

•	Forecasted Revenue Base – For purposes of this analysis, we have relied upon the revenue forecasts provided by Inyx management. Based on discussions with Inyx management, our analysis assumes that above noted contracts would continue over their contractual lives through the end of 2007.

•	Operating Income – Based on our analysis of the Company’s historical operating performance and discussions with management, we have relied on operating income margins projected by Inyx management.

•	Income Tax Expense – Based on discussions with Inyx management, an effective income tax rate of 7.0 percent was utilized in the valuation analysis of the contracts. This assumption is in line with the favorable tax incentives available for a buyer of Aventis-PR.

•	Discount Rate Selection - The basis for the discount rate for specific asset is predicated upon a discount rate derivation presented in Exhibit 4. In estimating the applicable

VALUATION SERVICES SFAS 141 Valuation Study Inyx, Inc.

discount rate to be used in the valuation of Subject Assets, we have analyzed the risks of an investment in Aventis-PR. We have considered the weighted average cost of capital (“WACC”), determined by examining market information for several guideline companies. These companies included: Inyx, Cambrex, Draxis Health, Acura Pharmaceuticals, Polydex Pharmaceuticals, SeraCare life Sciences, and Synthetech. The inherent risk in an investment in an intangible asset such as an outstanding contract would require a rate of return at least equal to the WACC. However, with medical products, there is an additional risk that a drug, device or delivery method may be abruptly deemed unsafe by government agencies. . Therefore, a discount rate of 17 percent was deemed appropriate.

•	Capital Asset Charge — To the projected after tax cash flows of the customer relationships under the Income Approach, we applied a charge for contributory assets that contribute to the generation of the cash flows attributable to that asset. Contributory asset charges represent the contribution of other assets to the overall value realized for a particular intangible asset. In this study, contributory assets included net working capital, fixed assets, and the assembled workforce. Based on our analysis, a contributory asset charge of 5.5 percent.

C.	Recommendation of Value

Based on the foregoing analyses, the indicated fair values of Aventis-PR’s contracts as of the Valuation Date were $4,700,000(rounded), with a 3-year remaining useful life. Please refer to Exhibit 3 for a detailed analysis of the contracts.

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

Valuation of Customer Relationships

A.	General Description

Customer relationships represent a key intangible asset that has a separate and distinct value apart from both the purchased tangible assets and the purchased goodwill. These relationships represent the cash flows from current customers as of the Valuation Date that are not explicitly under contract. In addition, customer relationships include projected renewals of the current contracts.

At the time of the acquisition, Aventis-PR had customer relationships with pharmaceutical firms that have outsourced the production of certain drugs to Aventis-PR. At the Valuation Date, these relationships were valuable to Aventis-PR and any market participant looking to acquire Aventis-PR. Prior to the date of acquisition, Aventis-PR’s principal focus was manufacturing products for Sanofi-Aventis and two other third parties: King Pharmaceuticals (“King”) and KOS Pharmaceuticals (“KOS”).

Saonfi-Aventis scheduled most of Aventis-PR’s production to be moved to other Sanofi-Aventis production sites after the acquisition. Therefore, the only customer relationships that Inyx retained were with King and KOS.

In the time period between the announcement date and the closing date, Inyx was renegotiating and/or extending the nature of the customer relationships with KOS and King. The table below details the extension of new products and services that Inyx will offer the current client base and when Inyx will begin offering those products and services:

		Delivery/Production
Customer	Product/Service	Begins

KOS Pharmaceuticals	Azmacort CFC Product Support/Extension	2005

KOS Pharmaceuticals	Azmacort HFA Manufacturing/Product Support	2007

King Pharmaceuticals	Intal CFC Manufacturing/Production	2005

King Pharmaceuticals	Intal HFA Manufacturing/Production	2005

King Pharmaceuticals	Tilade CFC Production/Packaging	2006

King Pharmaceuticals	Intal HFA Manufacturing/Production	2005

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

B.	Derivation of Value

In determining the Fair Value of the customer relationships, we used the Income Approach. The primary assumptions applied in valuing customer relationships are summarized below:

•	Forecasted Revenue Base – For purposes of this analysis, we have relied upon the revenue forecasts provided by Inyx management. For purposes of this analysis, we have relied upon Inyx management’s expectations of what customer relationships will generate over the respective forecast periods.

•	Operating Income – Based on our analysis of the Company’s historical operating performance and discussions with management, we have relied on operating income margins projected by Inyx management.

•	Income Tax Expense – Based on discussions with Inyx management, an effective income tax rate of 7.0 percent was utilized in the valuation analysis of the contracts. This assumption is in line with the favorable tax incentives available for a buyer of Aventis-PR. These tax incentives only last 15 years. After 15 years, we assume that the tax rate will then be a normalized rate of 40%.

•	Capital Asset Charge - To the projected after tax cash flows of the customer relationships under the Income Approach, we applied a charge for contributory assets that contribute to the generation of the cash flows attributable to that asset. In this study, contributory assets included net working capital, fixed assets, and the assembled workforce. Based on our analysis, a contributory asset charge of 5.5 percent was deemed to be appropriate.

•	Discount Rate - The basis for the discount rate for specific asset is predicated upon a discount rate derivation presented in Exhibit 4. The inherent risk in an investment in intangible asset would require a rate of return at least equal to or greater than the cost of equity. However, with medical products, there is an additional risk that a drug, device or delivery method may be abruptly deemed unsafe by government agencies. Therefore, a discount rate of 21 percent was deemed appropriate.

•	Remaining Useful Life – Based on our analysis, discussions with management and regulatory guidance, a 10-year life was assigned to the customer relationship intangible asset. Through conversations with Inyx’s management and industry research, we considered several factors in analyzing management’s projected revenues and operating cash flows. These include:

▪	Aventis-PR/Inyx is one of only three companies in the world that is licensed to produce HFA delivery products in the United States, Canada and Europe;

▪	Both KOS and King have tried to develop the ability to manufacture these HFA and CFC products in-house, but have not been successful in doing so. Both companies have subsequently discontinued their respective in-house development efforts;

▪	The industry as a whole is moving away from CFC delivery in accordance with the Montreal Protocol and toward adopting HFA delivery methods. It is required that any products currently produced by Aventis-PR that are CFC-based must be transitioned to an HFA base by 2010; and

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

▪	The potential risk of obsolescence of Inyx’s delivery technology or establishment of a replacement technology which could drive Inyx’s customers elsewhere.

Based on the factors above and Management’s expectations for the expected terms of the customer contracts that were under renegotiation as of the Valuation Date, we believe that the applicable remaining life of the customer relationships is 10 years.

C.	Recommendation of Value

Based on the foregoing analysis, the indicated fair value of the Company’s customer relationships was $17,100,000 (rounded), as of the Valuation Date, with a 10-year remaining useful life. Please refer to Exhibit 4 for a detailed analysis of the customer relationships.

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

Conclusion

Pursuant to your request, we performed a valuation analysis of certain intangible assets of Aventis-Puerto Rico as of the Valuation Date. Set forth in the following table is a summary of our recommendations:

Summary of Value Recommendations

	Indicated	Useful
In thousands of dollars)	Fair Value	Life

Intangible Asset
Contracts	$4,700	3 Years
Customer Relationships	$17,100	10 Years

Total Intangible Asset (Rounded)	$21,800

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

APPENDIX A

LIMITING ASSUMPTIONS

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

LIMITING ASSUMPTIONS

1.	Report Distribution – This report has been prepared solely for the purpose stated and should not be used for any other purpose. Except as specifically stated in the report, neither our report or its contents is to be referred to or quoted, in whole or in part, in any registration statement, prospectus, public filing, loan agreement, or other agreement or document without our prior written approval. In addition, except as set forth in the report, our analysis and report presentation are not intended for general circulation or publication, nor are they to be reproduced nor distributed to other third parties without our prior written consent.

2.	Scope of Analysis – The valuation of any financial instrument or business is a matter of informed judgment. The accompanying valuation has been prepared on the basis of information and assumptions set forth in the attached report, associated appendices, or underlying work papers, and these Limiting Conditions and Assumptions.

3.	Nature of Opinion – Neither our opinion nor our report are to be construed as a fairness opinion as to the fairness of an actual or proposed transaction, a solvency opinion, or an investment recommendation, but, instead, are the expression of our determination of the fair value of the Subject Interest(s) between a hypothetical willing buyer and a hypothetical willing seller in an assumed transaction on an assumed valuation date where both the buyer and the seller have reasonable knowledge of the relevant facts. For various reasons, the price at which the Subject Interest(s) might be sold in a specific transaction between specific parties on a specific date might be significantly different from the fair value as expressed in our report.

4.	Going Concern Assumption, No Undisclosed Contingencies – Our analysis: (i) assumes that as of the Valuation Date the Company and its assets will continue to operate as configured as a going concern; (ii) is based on the past and present financial condition of the Company and its asset as of the Valuation Date; and (iii) assumes that the Company had no undisclosed real or contingent assets or liabilities, no unusual obligations or substantial commitments, other than in the ordinary course of business, nor had any litigation pending or threatened that would have a material effect on our analyses.

5.	Lack of Verification of Information Provided by the Client – With the exception of audited financial statements, we have relied on information supplied by the Company without audit or verification. We have assumed that all information furnished is complete, accurate, and reflects management’s good faith efforts to describe the status and prospects of the Company at the Valuation Date from an operating and a financial point of view. As part of this engagement we have relied upon publicly available data from recognized sources of financial information, which have not been verified in all cases.

6.	Reliance on Forecasted Data – Any use of management’s projections or forecasts in our analysis does not constitute an examination or compilation of prospective financial statements in accordance with standards established by the American Institute of Certified Public Accountants (“AICPA”). We do not express an opinion or any other form of assurance on the reasonableness of the underlying assumptions or whether any of the prospective financial statements, if used, are presented in conformity with AICPA presentation guidelines. Further, there will usually be differences between prospective and actual results because events and circumstances frequently do not occur as expected and these differences may be material.

7.	Subsequent Events – The terms of our engagement are such that we have no obligation to update this report or to revise the valuation because of events and transactions occurring subsequent to the Valuation Date.

8.	Legal Matters – BearingPoint assumes no responsibility for legal matters including interpretations of either the law or contracts. We have made no investigation of legal title and have assumed that the owner(s) claim(s) to property are valid. We have given no consideration to liens or encumbrances except as specifically stated. We assumed that all required licenses, permits, etc. are in full force and effect, and we made no independent on-site tests to identify the presence of any potential environmental risks. We assume no responsibility for the acceptability of the valuation approaches used in our report as legal evidence in any particular court or jurisdiction. The suitability of our report and opinion for any legal forum is a matter for the client and the client’s legal advisor to determine.

9.	Testimony – Neither BearingPoint nor any individual signing or associated with this report shall be required to give testimony or appear in court or other legal proceedings unless specific arrangements have been made in advance.

VALUATION SERVICES
SFAS 141 Valuation Study
Inyx, Inc.

EXHIBITS

Inyx, Inc.	Exhibit 1.A
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
($ 000’s)

	Historical
	December 2003	December 2004	1Q2005	December 2003	December 2004	1Q2005
Manufacturing revenue	$18,052	$10,264	$3,145	86%	85%	86%
Development revenue	800	600	150	4%	5%	4%
Other revenue	2,055	1,276	375	10%	11%	10%

Net Sales Revenue	20,907	12,141	3,670	100%	100%	100%

Expenses
Direct materials	4,296	3,006	852	21%	25%	23%
Direct labour	2,024	1,288	276	10%	11%	8%
Factory Overhead	2,700	1,422	338	13%	12%	9%
Technical Affairs	2,800	1,700	415	13%	14%	11%
Development Overhead	600	400	100	3%	3%	3%
Marketing Overhead	—	—	—	0%	0%	0%

Cost of goods sold	12,420	7,816	1,981	59%	64%	54%

Gross Profit	8,487	4,325	1,689	41%	36%	46%
Administrative expenses	3,310	3,550	880	16%	29%	24%
Marketing and Sales expenses	50	50	12	0%	0%	0%

G&A excluding Depreciation	3,360	3,600	892	16%	30%	24%

EBITDA	5,127	725	797	25%	6%	22%

Other Income / (Expenses)
Depreciation and amortization	1,127	900	226	5%	7%	6%
Amortization of intangible assets	211	211	71	1%	2%	2%
Interest on debt	1,589	1,589	365	8%	13%	10%

Total Other Income	2,927	2,700	662	14%	22%	18%

Income Before Income Taxes	$2,200	($1,975)	$135	11%	-16%	4%

Inyx, Inc.	Exhibit 1.B
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
($ 000’s)

	Actual
	March 2005	March 2005
Assets
Cash and cash equivalent	$0	0.00%
Assets held for sale	—	0.00%
Accounts receivable	—	0.00%
Notes receivable	—	0.00%
Inventories	2,334	9.67%
Prepaid and other	—	0.00%

Current Assets	$2,334	9.67%

Machinery & Equipment	$11,864	49.17%
Property / Land	1,033	4.28%
Plant Buildings & Improvements	5,321	22.05%
Accumulated Depreciation	0	0.00%
Other assets	0	0.00%
Intangible Assets Customer List	2,157	8.94%
Intangible Assets MIS Software	165	0.68%
Intangible Assets, Trained Workforce	1,256	5.21%

Total Assets	$24,132	100.00%

Liabilities and Equity
Current Portion of LT Debt	$5,675	23.52%

Total current liabilities	5,675	23.52%

LT Debt	17,059	70.69%

Total long-term liabilities	17,059	70.69%

Total Liabilities	22,734	94.21%

Implied Equity	1,397	5.79%

Total Liabilities and Equity	$24,132	100.00%

Inyx, Inc.	Exhibit 2.A
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
Valuation of Contracts - KOS Pharmaceuticals (1)
($ 000’s)

		For the fiscal years ending December 31,
		2005	2006	2007
		(Partial year)
Total Revenues	(2)	$7,534	$15,000	$15,000
Revenue Growth			49%	0%

COGS		4,747	9,150	9,150
COGS %	(3)	63%	61%	61%

Gross Profit		2,788	5,850	5,850

Total Operating Expenses	(4)	1,808	2,400	2,250
Total Operating Expenses %		24%	16%	15%

Operating Income		979	3,450	3,600
Income Tax @	7.0% (5)	69	242	252

Net Operating Income		911	3,209	3,348

Contributory Asset Charges	5.5% (6)	414	825	825

Incremental Operating Income		$497	$2,384	$2,523

Present value period		0.3767	1.2534	2.2534
Present value factor	17.0% (7)	0.9426	0.8214	0.7020

Present Value		$468	$1,958	$1,771

Sum of present values		$4,197
Tax benefit	(8)	116

Indicated value including tax benefits		$4,313

Total (Rounded)		$4,300

Assumptions:
Life of current contract		3
Income tax		7.0%
Contributory asset charge		5.5%
Current contract discount rate		17.0%

Notes:

(1)	This exhibit has been prepared on the basis of the information and assumptions set forth in the attached exhibits. It must be read in conjunction with the accompanying report and all of the other exhibits included herein.

(2)	Based on the Base Case revenue forecast and revenue mix assumptions provided by Inyx management.

(3)	Based on the Base Case forecast provided by Inyx management.

(4)	Based on the Base Case forecast provided by Inyx management.

(5)	A 7% income tax rate was assumed in this analysis.

(6)	An after-tax capital charge of 5.5% of revenue was assumed.

(7)	A 17% discount rate was assumed for current customer contracts comparable companies and the risk level for Aventis-PR.

(8)	Represents the tax benefit over a 15 year amortization period based on the discount rate.

DRAFT FOR DISCUSSION PURPOSES

Inyx, Inc.	Exhibit 2.B
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
Valuation of Contract Renewals - Sanofi-Aventis Group (1)
($ 000’s)

		For the fiscal years ending December 31,
		2005	2006	2007
		(Partial year)
Total Revenues	(2)	$678	$1,000	$1,000
Revenue Growth			11%	0%

COGS		200	254	254
COGS %	(3)	29%	25%	25%

Gross Profit		478	746	746

Total Operating Expenses	(4)	407	421	421
Total Operating Expenses %		60%	42%	42%

Operating Income		71	325	325
Income Tax @	7.0% (5)	5	23	23

Net Operating Income		66	303	303

Contributory Asset Charges	5.5% (6)	37	55	55

Incremental Operating Income		$29	$248	$248

Partial period		3/31/05	12/31/05
Present value period		0.3767	1.2534	2.2534
Present value factor	17.0% (7)	0.9426	0.8214	0.7020

Present Value		$27	$203	$174

Sum of present values		$405
Tax benefit	(8)	11

Indicated value including tax benefits		$416

Total (Rounded)		$400

Assumptions:
Life of current contract		3
Income tax		7.0%
Contributory asset charge		5.5%
Current contract discount rate		17.0%

Notes:

(1)	This exhibit has been prepared on the basis of the information and assumptions set forth in the attached exhibits. It must be read in conjunction with the accompanying report and all of the other exhibits included herein.

(2)	Based on the Base Case revenue forecast and revenue mix assumptions provided by Inyx management.

(3)	Based on the Base Case forecast provided by Inyx management.

(4)	Based on the Base Case forecast provided by Inyx management.

(5)	A 7% income tax rate was assumed in this analysis.

(6)	An after-tax capital charge of 5.5% of revenue was assumed.

(7)	A 17% discount rate was assumed for current customer contracts comparable companies and the risk level for Aventis-PR.

(8)	Represents the tax benefit over a 15 year amortization period based on the discount rate.

Inyx, Inc.	Exhibit 3.A
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
Valuation of Contract Renewals - KOS Pharmaceuticals (1)
($ 000’s)

		For the fiscal years ending December 31,
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
		(Partial year)
Total Revenues	(2)	$753	$500	$2,200	$18,920	$20,812	$22,269	$23,828	$25,019	$26,270	$27,583	$28,411
Revenue Growth			-50%	340%	760%	10%	7%	7%	5%	5%	5%	3%

COGS		475	305	1,342	11,541	12,695	13,584	14,535	15,262	16,025	16,826	17,331
COGS %	(3)	63%	61%	61%	61%	61%	61%	61%	61%	61%	61%	61%

Gross Profit		279	195	858	7,379	8,117	8,685	9,293	9,757	10,245	10,758	11,080

Total Operating Expenses	(4)	181	80	330	2,838	3,122	3,340	3,574	3,753	3,940	4,138	4,262
Total Operating Expenses %		24%	16%	15%	15%	15%	15%	15%	15%	15%	15%	15%

Operating Income		98	115	528	4,541	4,995	5,345	5,719	6,005	6,305	6,620	6,819
Income Tax @	7.0% (5)	7	8	37	318	350	374	400	420	441	463	477

Net Operating Income		91	107	491	4,223	4,645	4,970	5,318	5,584	5,863	6,157	6,341

Contributory Asset Charges	5.5% (6)	41	28	121	1,041	1,145	1,225	1,311	1,376	1,445	1,517	1,563

Incremental Operating Income		$50	$79	$370	$3,182	$3,501	$3,746	$4,008	$4,208	$4,419	$4,640	$4,779

Present value period		0.3767	1.2534	2.2534	3.2534	4.2534	5.2534	6.2534	7.2534	8.2534	9.2534	10.2534
Present value factor	21.0% (7)	0.9307	0.7875	0.6508	0.5379	0.4445	0.3674	0.3036	0.2509	0.2074	0.1714	0.1416

Present Value		$46	$63	$241	$1,712	$1,556	$1,376	$1,217	$1,056	$916	$795	$677

Sum of present values		$9,654
Tax benefit	(8)	228

Indicated value including tax benefits		$9,882

Total (Rounded)		$9,900

Assumptions:
Life of customer Renewals		10
Income tax		7.0%
Contributory asset charge		5.5%
Current contract discount rate		21.0%

Notes:

(1)	This exhibit has been prepared on the basis of the information and assumptions set forth in the attached exhibits. It must be read in conjunction with the accompanying report and all of the other exhibits included herein.

(2)	Based on the Base Case revenue forecast and revenue mix assumptions provided by Inyx management.

(3)	Based on the Base Case forecast provided by Inyx management.

(4)	Based on the Base Case forecast provided by Inyx management.

(5)	A 7% income tax rate was assumed in this analysis.

(6)	An after-tax capital charge of 5.5% of revenue was assumed.

(7)	A 21% discount rate was assumed for renewals of the current contracts.

(8)	Represents the tax benefit over a 15 year amortization period based on the discount rate.

(9)	A 40% tax rate was assumed for the terminal period because the tax incentives that result in a 7% tax rate end after 15 years.

Inyx, Inc.	Exhibit 3.B
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
Customer Valuation — King Pharmaceuticals (1)
($ 000’s)

		For the fiscal years ending December 31,
		2005	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015
		(Partial year)
Total Revenues	(2)	$1,394	$5,570	$7,155	$8,586	$10,303	$12,364	$14,218	$16,351	$17,986	$19,785	$20,774
Revenue Growth			200%	28%	20%	20%	20%	15%	15%	10%	10%	5%

COGS		878	3,398	4,365	5,237	6,285	7,542	8,673	9,974	10,972	12,069	12,672
COGS %	(3)	63%	61%	61%	61%	61%	61%	61%	61%	61%	61%	61%

Gross Profit		516	2,172	2,790	3,349	4,018	4,822	5,545	6,377	7,015	7,716	8,102

Total Operating Expenses	(4)	335	891	1,073	1,288	1,545	1,855	2,133	2,453	2,698	2,968	3,116
Total Operating Expenses %		24%	16%	15%	15%	15%	15%	15%	15%	15%	15%	15%

Operating Income		181	1,281	1,717	2,061	2,473	2,967	3,412	3,924	4,317	4,748	4,986
Income Tax @	7.0% (5)	13	90	120	144	173	208	239	275	302	332	349

Net Operating Income		169	1,191	1,597	1,916	2,300	2,760	3,174	3,650	4,015	4,416	4,637

Contributory Asset Charges	5.5% (6)	77	306	394	472	567	680	782	899	989	1,088	1,143

Incremental Operating Income		$92	$885	$1,203	$1,444	$1,733	$2,080	$2,392	$2,750	$3,025	$3,328	$3,494

Present value period		0.3767	1.2534	2.2534	3.2534	4.2534	5.2534	6.2534	7.2534	8.2534	9.2534	10.2534
Present value factor	21.0% (7)	0.9307	0.7875	0.6508	0.5379	0.4445	0.3674	0.3036	0.2509	0.2074	0.1714	0.1416

Present Value		$85	$697	$783	$777	$770	$764	$726	$690	$627	$570	$495

Sum of present values		$6,985
Tax benefit	(8)	165

Indicated value including tax benefits		$7,150

Total (Rounded)		$7,200

Assumptions:
Life of customer Renewals		10
Income tax		7.0%
Contributory asset charge		5.5%
Current contract discount rate		21.0%

Notes:

(1)	This exhibit has been prepared on the basis of the information and assumptions set forth in the attached exhibits. It must be read in conjunction with the accompanying report and all of the other exhibits included herein.

(2)	Based on the Base Case revenue forecast and revenue mix assumptions provided by Inyx management.

(3)	Based on the Base Case forecast provided by Inyx management.

(4)	Based on the Base Case forecast provided by Inyx management.

(5)	A 7% income tax rate was assumed in this analysis.

(6)	An after-tax capital charge of 5.5% of revenue was assumed.

(7)	A 21% discount rate was assumed for renewals of the current contracts.

(8)	Represents the tax benefit over a 15 year amortization period based on the discount rate.

(9)	A 40% tax rate was assumed for the terminal period because the tax incentives that result in a 7% tax rate end after 15 years.

Inyx, Inc.	Exhibit 4
Acquisition of Aventis Pharmaceuticals Puerto Rico
SFAS 141 Analysis
Valuation Date: March 31, 2005
Weighted Average Cost of Capital

	Ticker	Book Value	Mkt Value	Tax Rate	2-Year	Unlevered	Relevered
Guideline Companies (1)	Symbol	Debt /TIC	Equity / TIC	LTM (2)	Beta	Beta	Beta

Inyx Inc.	IYXI	112%	-12%	6%	0.87	-0.12	0.87
Cambrex Corp.	CBM	100%	0%	-127%	1.10
Draxis Health Inc.	DRAX	5%	95%	14%	0.94	0.90	0.94
Acura Pharmaceuticals Inc.	ACUR	127%	-27%	0%	1.02	-0.28	1.02
Polydex Pharmaceuticals Ltd.	POLXF	14%	86%	13%	0.66	0.58	0.66
SeraCare Life Sciences Inc.	SRLS	39%	61%	33%	1.08	0.76	1.08
Synthetech Inc.	NZYM	1%	99%	7%	1.38	1.37	1.38

Average for Guideline Companies		56.9%	43.1%	-7.7%	1.01	0.54	0.99
Median for Guideline Companies		38.7%	61.3%	7.2%	1.02	0.67	0.98
Data Selected for Subject (3)		40.0%	60.0%	7.0%	1.02	0.63	1.02

After-Tax Cost of Equity
Relevered Beta Using Selected Data for Subject Company	1.02
Company Risk Premium - Long-Horizon Expected Equity Risk Premium (4)	7.20%

Company Risk Premium	7.34%
Risk Free Rate: Long Term Treasury Bonds (5)	4.87%

Unadjusted After-Tax Cost of Equity	12.21%
Small Company Risk Premium (6)	6.34%
Unsystematic Risk Factor (7)	0.00%

After-Tax Cost of Equity	18.55%

After-Tax Cost of Equity (Rounded)	19.00%

After-Tax Cost of Debt
Pretax Cost of Debt	6.04%
Estimated Future Effective Tax Rate	7.00%

After-Tax Cost of Debt	5.62%

Weighted Average Cost of Capital:	Type of	% of	After-Tax	Weighted
	Capital	Total	Return	Return
	Equity	60.00%	19.00%	11.40%
	Debt	40.00%	5.62%	2.25%

After-Tax Weighted Average Cost of Capital:		100.0%		13.65%

AFTER TAX WEIGHTED AVERAGE COST OF CAPITAL (Rounded):				14.00%

Notes:

(1)	Sources: Capital IQ and Bloomberg.

(2)	Tax rates are the effective tax rates.

(3)	The capital structure and tax rate used are the median values for the comparable companies.

(4)	Source: 2004 Yearbook by Ibbotson Associates, intermediate-horizen expected equity risk premium.

(5)	U.S. Government 20 year Treasury yield on March 17, 2005

(6)	Source: 2004 Yearbook by Ibbotson Associates, size premium for small companies in the lowest decile of market caps.

(7)	Reflecting risks inherent with subject company’s lack of operating industry, lack of brand recognition, and uncertainty in achieving the projected performance.